05013602

ALLGREEN PROPERTIES LIMITED

SEC MAIL PROCESSING
RECEIVED
DEC 27 2005
WASH, D.C. 203 SECTION

File No. 82-4959

Date: 5 DEC 2005

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

enc

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

SHANGHAI EXPO JOINT VENTURE

The Company refers to the announcement made on 10 October 2005 relating to the proposed establishment of a joint venture company, Shanghai Pudong Kerry City Properties Co., Ltd ("JVCo") in which the Company will have a 16% equity interest.

The Board wishes to advise that in order to provide additional funding to the JVCo should a request be made by the JVCo for funding beyond its current estimated total investment amount of US$490 million (approximately S$830 million), the respective subsidiaries of the Company, Shangri-La Asia Limited ("SA") and Kerry Properties Limited ("KPL") have signed a Funding Agreement on 30 November 2005 whereby each of the said Parties agrees to contribute to such funding request in proportion to its respective equity interests. The obligations of such Parties under the Joint Venture Agreement signed on 9 October 2005 ("JVA") and the Funding Agreement shall only extend to providing proportionate funding for the purposes set out in the JVA up to a maximum total investment amount for the JVCo of US$590 million (approximately S$999 million).

The Company's maximum contribution (being 16%) to the total investment cost will be approximately US$94.4 million (approximately S$160 million) which it will finance with internal funds and borrowings from banks and/or other financial institutions.

Assuming the total investment amount for the JVCo amounts to US$590 million, the current total of all transactions with SA and KPL for the period up to 30 November 2005 and including the above transaction amounts to approximately S$162 million, representing approximately 10.2% of the Company's latest audited net tangible assets as at 31 December 2004. The current total of all interested person transactions for the same period and including the above transaction amounts to approximately S$164 million, representing approximately 10.3% of the Company's latest audited net tangible assets as at 31 December 2004.

This increase will not have any material impact on the consolidated earnings and net tangible assets per share of the group for the financial year ending 31 December 2005.

By order of the Board
Ms Isoo Tan
Company Secretary
Singapore
5 December 2005